

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-mail</u>
Mr. Mark Olson
Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa Street, 3rd Floor
Santa Barbara, CA 93101

  Re: Pacific Capital Bancorp
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 15, 2012
     File No. 001-35026

Dear Mr. Olson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Michael R. Clampitt

          Michael R. Clampitt
          Senior Attorney